EXHIBIT 99.1

Commission File Number 001-31914

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

Announcement on the Resolutions of the Twenty-Second Meeting of the Seventh Session of the Board of Directors of China Life Insurance Company Limited

The twenty-second meeting (the “Meeting”) of the seventh session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on March 29, 2023 in Beijing by means of video conference. The directors were notified of the Meeting by way of a written notice dated March 15, 2023. Out of the Company’s eight directors, seven directors attended the Meeting. Bai Tao, chairman and executive director, Zhao Peng and Li Mingguang, executive directors of the Company, Huang Yiping and Chen Jie, independent directors of the Company, attended the Meeting in person. Lam Chi Kuen and Zhai Haitao, independent directors of the Company, attended the Meeting by way of video conference. Wang Junhui, non-executive director of the Company, was on leave for business and authorized in writing, Zhao Peng, executive director of the Company, to act on his behalf and cast the vote for him. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Mr. Bai Tao, chairman of the Board. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Proposal on the Annual Financial Reports for the year ended December 31, 2022

After review and discussion, the Board approved the proposal, which includes the 2022 Annual Financial Statements prepared in accordance with PRC GAAP, the 2022 Financial Statements prepared in accordance with IFRS, the 2022 Report on Participating Insurance Products, the 2022 Report on Funds Occupied by Controlling Shareholders and Other Related Parties, and the 2022 Report on Changes in Accounting Estimates. The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit the proposal to the 2022 Annual Shareholders’ Meeting for approval. For details of the changes in accounting estimates for 2022, please refer to relevant announcement published by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 8 for, 0 against, with no abstention

Commission File Number 001-31914

2.	Proposal on the H Share Annual Report and A Share Annual Report for the year ended December 31, 2022

For details, please refer to relevant information announced by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 8 for, 0 against, with no abstention

3.	Proposal on the Profit Distribution Plan of the Company for the Year of 2022

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit the proposal to the 2022 Annual Shareholders’ Meeting for approval. For details of the Profit Distribution Plan for the Year of 2022, please refer to a separate announcement filed on the same date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 8 for, 0 against, with no abstention

4.	Proposal on Relevant Arrangements for the New Accounting Standard of the Company

Based on the its own operation characteristics, the Company has applied to the regulatory authorities for the transitional scheme of the adoption of the new accounting standard for insurance contracts, and such application has been approved by the regulatory authorities. From January 1, 2023 to December 31, 2025, the Company will continue to implement the following relevant accounting standards onshore and continue to make disclosures as the Company did in the past: [Accounting Standards for Enterprises No. 25 – Original Insurance Contracts, Accounting Standards for Enterprises No. 26 – Reinsurance Contracts (No. 3 [2006], the Ministry of Finance (“MOF”)), Provisions on the Accounting Treatment Related to Insurance Contracts (No. 15 [2009], MOF), Accounting Standards for Enterprises No. 22 – Recognition and Measurement of Financial Instruments, Accounting Standards for Enterprises No. 23 – Transfer of Financial Assets, Accounting Standards for Enterprises No. 24 – Hedging (No. 3 [2006], MOF), Accounting Standards for Enterprises No. 37 – Presentation of Financial Instruments (No. 23 [2014], MOF), etc. Meanwhile, the Company will make supplementary disclosures of relevant financial information prepared in accordance with Accounting Standards for Enterprises No. 25 – Insurance Contracts (No. 20 [2020], MOF), Accounting Standards for Enterprises No. 22 – Recognition and Measurement of Financial Instruments (No. 7 [2017], MOF), Accounting Standards for Enterprises No. 23 – Transfer of Financial Assets (No. 8 [2017], MOF), Notice of the Ministry of Finance on Issuing the Revised Accounting Standards for Business Enterprises No. 24—Hedge Accounting (No. 9 [2017], MOF), Notice of the Ministry of Finance on Issuing the Revised Accounting Standards for Business Enterprises No. 37—Presentation of Financial Instruments (No. 14 [2017], MOF), by adding footnotes. In offshore listing places, the Company will prepare and disclose the offshore financial reports and relevant information in accordance with the IFRS No.17- Insurance Contracts and the IFRS No.9- Financial Instruments and other accounting standards.

Voting result: 8 for, 0 against, with no abstention

5.	Proposal on the 2022 Plan of Dividend Distribution to Policyholders of Participating Insurance Products

Voting result: 8 for, 0 against, with no abstention

6.	Proposal on the Solvency Report of the Company for the Year of 2022

For details, please refer to relevant information announced by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 8 for, 0 against, with no abstention

Commission File Number 001-31914

7.	Proposal on the Compensation for the Directors and Supervisors

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2022 Annual Shareholders’ Meeting for approval.

Voting result: 8 for, 0 against, with no abstention

8.	Proposal on the Compensation for the Senior Management

The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 8 for, 0 against, with no abstention

9.	Proposal on 2022 Compensation Standards for the Senior Management

Voting result: 8 for, 0 against, with no abstention

10.	Proposal on the Report of the Board for the Year of 2022

The Board agreed to submit the report to the 2022 Annual Shareholders’ Meeting for approval.

Voting result: 8 for, 0 against, with no abstention

11.	Proposal on the Report on the Performance of Committees of the Board in 2022

For details, please refer to relevant information announced by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 8 for, 0 against, with no abstention

12.	Proposal on the Report on the Performance of Independent Directors in 2022

The Board agreed to submit the report to the 2022 Annual Shareholders’ Meeting for review. For details, please refer to relevant information announced by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 8 for, 0 against, with no abstention

13.	Proposal on the Business Plan of the Company for the Years of 2023-2025

Voting result: 8 for, 0 against, with no abstention

14.	Proposal on the Assessment Report of the Company on the Outline of the Fourteenth Five-Year Development Plan of the Company for the Year of 2022

Voting result: 8 for, 0 against, with no abstention

Commission File Number 001-31914

15.	Proposal on the Company’s 2022 Report on Protection of Consumers Rights

Voting result: 8 for, 0 against, with no abstention

16.	Proposal on the Company’s Plan for Protection of Consumers Rights for the Year of 2023

Voting result: 8 for, 0 against, with no abstention

17.	Proposal on 2022 Environmental, Social and Governance & Social Responsibility Report of the Company

For details, please refer to relevant information announced by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 8 for, 0 against, with no abstention

18.	Proposal on the 2022 Reputational Risk Management Report of the Company

Voting result: 8 for, 0 against, with no abstention

19.	Proposal on Amendment to the Reputational Risk Management Measures of the Company

Voting result: 8 for, 0 against, with no abstention

20.	Proposal on Amendment to the Liquidity Risk Management Measures of the Company

Voting result: 8 for, 0 against, with no abstention

21.	Proposal on 2022 Overall Risk Management Report of the Company

Voting result: 8 for, 0 against, with no abstention

22.	Proposal on the 2022 Assessment Report on Internal Control (A Shares) of the Company

For details, please refer to relevant information announced by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 8 for, 0 against, with no abstention

23.	Proposal on the Risk Preference Statement of the Company for the Year of 2023

Voting result: 8 for, 0 against, with no abstention

24.	Proposal on the Report on 2022 Anti-Money Laundering Work Summary and Work Plan for 2023

Voting result: 8 for, 0 against, with no abstention

25.	Proposal on the 2022 Audit Report on Anti-Money Laundering

Commission File Number 001-31914

Voting result: 8 for, 0 against, with no abstention

26.	Proposal on the Internal Audit Work of the Company for the Year of 2022

Voting result: 8 for, 0 against, with no abstention

27.	Proposal on the Audit Report on Related Party Transactions of the Company for the Year of 2022

The Board agreed to submit the proposal to the 2022 Annual Shareholders’ Meeting for approval.

Voting result: 8 for, 0 against, with no abstention

28.	Proposal on the 2022 Compliance Report of the Company

Voting result: 8 for, 0 against, with no abstention

29.	Proposal on Building the Investment Management Capability of the Company

Voting result: 8 for, 0 against, with no abstention

30.	Proposal on the Company’s Investment in CLI – Xingan No. 1 Equity Investment Plan

Affiliated directors, including Bai Tao, Zhao Peng and Wang Junhui, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. For details, please refer to relevant information announced by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 5 for, 0 against, with no abstention

31.	Proposal on the Capital Reduction of PipeChina Sichuan to East China Gas Pipeline Co., Ltd.

The transaction constitutes a related party transaction under the rules of China Banking and Insurance Regulatory Commission. Affiliated directors, including Bai Tao, Zhao Peng and Wang Junhui, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 5 for, 0 against, with no abstention

32.	Proposal on the Capital Injection of Suzhou Project Phase II

The transaction constitutes a related party transaction under the rules of China Banking and Insurance Regulatory Commission. Affiliated directors, including Bai Tao, Zhao Peng and Wang Junhui, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 5 for, 0 against, with no abstention

33.	Proposal on the Capital Injection of Chengdu Jintang Project

Commission File Number 001-31914

The transaction constitutes a related party transaction under the rules of China Banking and Insurance Regulatory Commission. Affiliated directors, including Bai Tao, Zhao Peng and Wang Junhui, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 5 for, 0 against, with no abstention

Please see notice and materials for the 2022 Annual Shareholders’ Meeting, which will be published separately, for detailed information on the proposals that will be submitted to the 2022 Annual Shareholders’ Meeting for approval and review.

Board of Directors of China Life Insurance Company Limited

March 29, 2023